UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Rochester Medical Corporation

(Name of Issuer)

Common Stock, no par value	771497104
(Title of class of securities)	(CUSIP number)

Peter M. Kreindler, Esq.
Senior Vice President, General Counsel and Secretary
C. R. Bard, Inc.
730 Central Avenue
Murray Hill, New Jersey 07974
(908) 277-8000

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:
Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

November 14, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

CUSIP No. 771497104	SCHEDULE 13D	Page 2

1	NAMES OF REPORTING PERSONS C. R. Bard, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY 0
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF	7	SOLE VOTING POWER See Item 4
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER See Item 4
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 4)
14	TYPE OF REPORTING PERSON CO

2

This Amendment No. 1 amends the Schedule 13D filed on September 13, 2013 (the “Schedule 13D”). The irrevocable proxy granted to C. R. Bard, Inc. (the “Reporting Person”) for 1,386,825 shares of common stock, no par value (the “Common Stock”), of Rochester Medical Corporation, a Minnesota corporation (the “Issuer”), has been terminated in accordance with its terms. Accordingly, this Amendment No. 1 is the Reporting Person’s final amendment to Schedule 13D and is an exit filing.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The total consideration paid by the Reporting Person in connection with the merger described in Item 4 below was approximately $262 million, all of which was provided from the Reporting Person’s cash on hand and short-term borrowings.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On November 14, 2013 (the “Effective Date”), the parties to the Agreement and Plan of Merger, dated as of September 3, 2013, by and among the Reporting Person, Starnorth Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of the Reporting Person (“Merger Sub”), and the Issuer (the “Merger Agreement”) consummated the merger and the other transactions contemplated by the Merger Agreement. As a result, pursuant to the terms of the Voting and Support Agreement, dated as of September 3, 2013, by and among Robert M. Anglin, Darnell L. Boehm, James M. Carper, Anthony J. Conway, Philip J. Conway, Sarah L. Grinde, David A. Jonas, Richard W. Kramp, Peter H. Shepard and Martyn R. Sholtis and the Reporting Person, the proxy granted to the Reporting Person was terminated on the Effective Date. As a result of the effectiveness of the merger and the transactions contemplated by the Merger Agreement, the Issuer is now a wholly owned subsidiary of the Reporting Person. There is no public market for the Common Stock, price quotations with respect to sales of the Common Stock in the public market are no longer available, registration of the Issuer’s Common Stock under the federal securities laws will be terminated, and the Issuer is no longer required to file periodic reports with the United States Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b)	The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference.

(c)	Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person set forth on Schedule A attached hereto, has acquired or disposed of any shares of Common Stock in the past 60 days.

(d)	Not applicable.

(e)	November 14, 2013

3

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth on this statement is true, complete and correct.

Dated: November 14, 2013

C. R. BARD, INC.

By:	/s/ Richard C. Rosenzweig
Name: Richard C. Rosenzweig
Title: Vice President, Law and Assistant Secretary
4

SCHEDULE A

Name, business address and present principal occupation or
employment of the directors and executive officers of

C. R. BARD, INC.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Timothy M. Ring	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Chairman and Chief Executive Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
David M. Barrett	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Emeritus President and Chief Executive Officer Lahey Clinic c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Marc C. Breslawsky	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman and Chief Executive Officer Imagistics International, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Herbert L. Henkel	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman and Chief Executive Officer Ingersoll-Rand Company c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
John C. Kelly	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Vice President and Controller Wyeth c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Gail K. Naughton, Ph.D.	Histogen, Inc. 10655 Sorrento Valley Road San Diego, California 92121	CEO and Chairman of the Board Histogen, Inc. 10655 Sorrento Valley Road San Diego, California 92121
Tommy G. Thompson	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Former Secretary U.S. Department of Health and Human Services c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
John H. Weiland	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Operating Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Anthony Welters	United Health Group 701 Pennsylvania Ave, N.W. Washington, D.C. 20004	Executive Vice President UnitedHealth Group, Inc. 701 Pennsylvania Ave, N.W. Washington, D.C. 20004
Tony L. White	c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Retired Chairman, President and Chief Executive Officer Applied Biosystems, Inc. c/o C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation for which Employment is Conducted
Timothy M. Ring	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Chairman & Chief Executive Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
John H. Weiland	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	President and Chief Operating Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Christopher S. Holland	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President and Chief Financial Officer C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Jim C. Beasley	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Timothy P. Collins	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Sharon M. Luboff	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
John P. Groetelaars	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Group Vice President C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
John A. DeFord, Ph.D.	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President Science, Technology and Clinical Affairs C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Gary D. Dolch, Ph.D.	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President Quality, Regulatory and Medical Affairs C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Peter M. Kreindler	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Senior Vice President, General Counsel and Secretary C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Bronwen K. Kelly	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President, Human Resources C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974
Frank Lupisella, Jr.	C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974	Vice President and Controller C. R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974